UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Results of Annual General Meeting

On June 28, 2023, we held our Annual General Meeting. The results of that Annual General Meeting are attached hereto as Exhibit 99.1.

Entry Into a Material Definitive Agreement

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Yorkville”). The following is a summary of the terms of the PPA.

Promissory Notes

Pursuant to the PPA, we may request that Yorkville purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”). Yorkville will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. On June 28, 2023, we sold Yorkville a Promissory Note (the “Initial Promissory Note”) in the principal amount of $5,500,000. Yorkville is not obligated to purchase any additional Promissory Notes from us under the PPA.

Each Promissory Notes matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares.

The Promissory Notes are convertible at Yorkville’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) (I) $4.9986 in respect of the Initial Promissory Note and (II) with respect to each subsequent Promissory Note, if any, 110% of the volume weighted average price (“VWAP”) of our ordinary shares on the trading day immediately preceding the issuance of such Promissory Note (the “Fixed Price”) or (b) 92% of the average of the two lowest daily VWAPs of the shares during the eight trading days immediately prior to such conversion. In no event, however, shall the conversion price be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

Under the Promissory Notes, a “Trigger Event” occurs if the trading price of an ordinary share is lower than the applicable Floor Price for any five of seven consecutive trading days. Within five trading days of a Trigger Event, we must make a monthly cash payment to Yorkville in connection with the Promissory Notes (the “Monthly Payment”) equal to the lesser of (i) $550,000, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest and (ii) all principal outstanding under all outstanding Promissory Notes, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest. Thereafter, we must pay Yorkville the Monthly Payment every 30 calendar days after the due date of the initial Monthly Payment; provided that our monthly obligation hereunder will end with respect to a particular Trigger Event if (i) the daily VWAP of the ordinary shares for seven consecutive trading days immediately prior to the due date of the next Monthly Payment is 10% or greater than the Floor Price or (ii) we reduce the Floor Price for all outstanding Promissory Notes by 50%, unless a new Trigger Event occurs.

Advance Notices

Pursuant to the PPA, we have the right, but not the obligation, to sell to Yorkville up to the Commitment Amount of our ordinary shares. Each sale that we request under the PPA (an “Advance Notice”) may be for a number of ordinary shares up to the greater of: (i) an amount equal to 100% of the average of the daily trading volume of our ordinary shares during the five consecutive trading days immediately preceding an Advance Notice, or (ii) 550,000 ordinary shares. The Advance Notice would state that the shares would be purchased at 92% of either (a) the “Option 1 Market Price”, which is the lowest VWAP in each of the three consecutive trading days commencing on the trading day following our submission of an Advance Notice to Yorkville, or (b) the “Option 2 Market Price”, which is the VWAP on the date of submission of the Advance Notice commencing upon receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. (ET) on such date, provided that the Option 2 Market Price may only be selected with the prior consent of Yorkville.

Without Yorkville’s written consent, we may not issue an Advance Notice if any Promissory Notes are outstanding, unless a Trigger Event has occurred, we choose an Option 1 Market Price and we agree that all proceeds from sales pursuant to such Advance Notice will be used to pay amounts due under the Promissory Notes.

At any time while a Promissory Note is outstanding, Yorkville has the right, in its sole discretion, to provide us with a notice (the “Investor Notice”) which shall be deemed an Advance Notice. Such Investor Notice shall select the amount and timing of the issuance by us of ordinary shares, at a price per share equal to the Conversion Price under the applicable Promissory Note.

Other

The issuance of our ordinary shares under the PPA (including pursuant to the conversion of the Promissory Notes, pursuant to an Advance Notice, pursuant to an Investor Notice or as the commitment fee) is subject to certain limitations, including that Yorkville may not purchase any ordinary shares that would result in it beneficially owning more than 4.99% of our ordinary shares.

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA in the form of 54,428 ordinary shares, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

We previously entered into a Controlled Equity Offering Sales Agreement whereby we have the right, but not the obligation, to sell to Cantor Fitzgerald & Co. (the “Cantor Agreement”) up to $50 million worth of our ordinary shares. We may not be able to utilize these facilities to raise additional capital when, or in the amounts, we may require. We have agreed with Yorkville that we will not utilize the Cantor Agreement while there are Promissory Notes outstanding unless we initiate a sale pursuant to the Controlled Equity Offering Sales Agreement when the VWAP on the last fully completed trading day prior to such initiation was greater than 120% of the Fixed Price of any outstanding Promissory Note.

We have filed with the U.S. Securities and Exchange Commission a prospectus supplement to our prospectus, dated December 30, 2022, filed as part of our effective shelf registration statement on Form F-3 (no. 333-269091), registering the ordinary shares that are to be offered and sold to Yorkville pursuant to Advance Notices, the Investor Notices and the commitment fee under the PPA.

The foregoing is a summary description of certain terms of the PPA and the form of the Promissory Notes. For a full description of all terms, please refer to the copy of the PPA and the form of the Promissory Notes that are filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K and is incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares, nor shall there be any sale of ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Other Events

This current report on Form 6-K and the exhibits hereto are hereby incorporated by reference into our Registration Statement on Form F-3 (no. 333-269091).

Exhibits

Exhibit No.	Exhibit
5.1	Opinion of CMS Derks Star Busmann N.V.
10.1	Pre-Paid Advance Agreement, dated June 28, 2023, between Mainz Biomed N.V. and YA II PN, Ltd. (the “PPA”)
10.2	Form of Promissory Note to be issued under the PPA
23.1	Consent of CMS Derks Star Busmann N.V. (included in Exhibit 5.1)
99.1	Board Minutes Regarding the Annual General Meeting dated June 28, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2023	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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